Issuer Free Writing Prospectus dated December 10, 2019

Relating to Preliminary Prospectus Supplement dated November 26, 2019 to Prospectus dated April 25, 2019

Registration No. 333-231038

Bancolombia S.A.
US$550,000,000 4.625% Subordinated Notes due 2029

Pricing Term Sheet
December 10, 2019

Issuer:	Bancolombia S.A.
Title of Security:	4.625% Subordinated Notes due 2029
Offering Format:	SEC Registered
Principal Amount:	US$550,000,000
Maturity Date:	December 18, 2029
Reset Date:	December 18, 2024
Ranking:	The Notes will rank junior to all existing and future Senior External Liabilities, pari passu with present or future Tier Two Capital subordinated Indebtedness (to be determined in accordance with Colombian law and regulations), and senior only to the Issuer’s capital stock and subordinated instruments constituting Tier One Capital.
Optional Redemption:	On the Reset Date, the Issuer has the right to redeem the Notes at 100% of the outstanding aggregate principal amount thereof plus accrued and unpaid interest and Additional Amounts, if any.
Optional Redemption upon Tax Event or Regulatory Event:	The Issuer has the right to redeem the Notes in whole, but not in part, at a price equal to 100% of the outstanding principal plus accrued and unpaid interest and Additional Amounts, if any, following the occurrence of a Regulatory Event or a Tax Event.
Interest Payment Dates:	Each June 18 and December 18, commencing June 18, 2020
Yield:	4.625%
Coupon:	4.625% fixed rate per annum from and including the issuance date of the Notes to, but excluding, the Reset Date, payable semi-annually in arrears. If the Notes are not redeemed on the Reset Date, the outstanding principal amount of the Notes will bear interest at a rate per annum equal to the sum of the Benchmark Reset Rate plus 294.4 basis points.
Loss Absorption:	Permanent write-down (pro rata with other Tier Two Capital subordinated indebtedness as to which a write-down event has occurred) if Basic Individual Solvency Ratio or Basic Consolidated Solvency Ratio is below 4.5%, or the SFC, in its discretion, otherwise so determines in writing, the outstanding principal, accrued and unpaid interest and any other amounts due on the Notes will be permanently reduced by an amount needed to restore Basic Individual Solvency Ratio to 6%, to restore Basic Consolidated Solvency Ratio to 6%, or to comply with the SFC order to restore the Basic Individual Solvency Ratio or Basic Consolidated Solvency Ratio to 6%.
Price to Public:	100.000%

Benchmark Treasury:	1.500% due November 30, 2024
Benchmark Treasury Price and Yield:	99-04+; 1.681%
Spread to Benchmark Treasury:	+294.4 basis points
Benchmark Reset Rate:	Rate per annum corresponding to the semi-annual equivalent yield to maturity of the 5-Year U.S. Treasury Bond calculated on the third business day preceding the Reset Date.
Pricing Date:	December 10, 2019
Expected Settlement Date:	December 18, 2019 (T+6)
CUSIP:	05968L AL6
ISIN:	US05968LAL62
Day Count:	30/360
Minimum Denominations:	US$200,000 x US$1,000
Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange.
Ratings*:	Ba3 (Moody’s) / BB+ (Fitch)
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC
Co-Manager:	Valores Banistmo S.A.

*Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement dated November 26, 2019.

This communication shall not constitute an offer to sell or the solicitation of any offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of such securities under the securities law of any such jurisdiction.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

The securities are not intended to be sold and should not be sold to retail clients in the EEA, as defined in the rules set out in the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015, as amended or replaced from time to time, other than in circumstances that do not and will not give rise to a contravention of those rules by any person. Prospective investors are referred to the section headed “Restrictions on marketing and sales to retail investors” on page i of the Preliminary Prospectus Supplement for further information.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement, the documents incorporated by reference therein, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it from Citigroup Global Markets Inc. at (800) 831-9146 or J.P. Morgan Securities LLC at (866) 846-2874.